Virtusa Corporation

2000 West Park Drive

Westborough, MA 01581

Fax: 508-389-7224

October 9, 2009

Via: Federal Express and EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attn: Barbara C. Jacobs

Mail Stop 4561

Washington, D.C. 20549

Re:	Virtusa Corporation (the “Company”)
Comment Letter dated as of September 18, 2009
related to Form 10-K for Fiscal Year Ended March 31, 2009, as
filed on May 29, 2009

Dear Ms. Jacobs:

As a follow up to our conversation on October 9, 2009 regarding the comment letter from the Staff of the Securities and Exchange Commission, dated September 18, 2009, relating to the above-referenced Annual Report on Form 10-K (the “Comment Letter”), due to a mail error and in order to provide a complete response to the Comment Letter, the Company respectfully requests an additional 10 business days from today to respond to the comments set forth in the Comment Letter.  We appreciate the Staff’s agreement to such extension and the Company hereby confirms that it will submit its responses to the comments made in the Comment Letter by no later than October 26, 2009.

Thank you for your assistance.  Please feel free to contact me at 508-389-7450, if you have any questions or would like to discuss the matter further.

Very truly yours,

/s/ Paul D. Tutun

Paul D. Tutun

Vice President, General Counsel and Assistant Secretary